United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

February 2022

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Purchases of equity securities by the issuer and affiliated purchasers on January 31, 2022

Company: VALE S.A.
Beginning balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE3				140,675,321	2.74%	2.74%
Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
Shares	VALE3	J.P. Morgan CCVM SA	Buy	01/17/22	918,400	84.27873	77,401,587.00
Shares	VALE3	J.P. Morgan CCVM SA	Buy	01/21/22	1,286,000	85.52489	109,985,008.00
Shares	VALE3	J.P. Morgan CCVM SA	Buy	01/24/22	835,300	82.94214	69,281,567.00
Shares	VALE3	J.P. Morgan CCVM SA	Buy	01/26/22	1,035,000	85.19367	88,175,451.00
Ending balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE3				144,750,021	2.82%	2.82%

Company: VALE S.A.
Beginning balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
ADS	VALE				0	0.00%	0.00%
Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
-	-	-	-	-	-	-	-
Ending balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
ADS	VALE				0	0.00%	0.00%

Purchases of equity securities by the issuer and affiliated purchasers on January 31, 2022

Company: MBR S.A.
Beginning balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE3				83,454,283	1.63%	1.63%
Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
Shares	VALE3	J.P. Morgan CCVM SA	Buy	12/29/21	241,900	77.33285	18,706,816.00
Shares	VALE3	Citigroup Global Markets Brasil CCTVM S/A	Buy	01/03/22	673,100	78.84259	53,068,948.00
Shares	VALE3	Citigroup Global Markets Brasil CCTVM S/A	Buy	01/05/22	730,100	77.89548	56,871,492.00
Shares	VALE3	Citigroup Global Markets Brasil CCTVM S/A	Buy	01/07/22	725,300	81.44491	59,071,992.00
Shares	VALE3	J.P. Morgan CCVM SA	Buy	01/10/22	727,800	82.99157	60,401,268.00
Shares	VALE3	J.P. Morgan CCVM SA	Buy	01/12/22	880,700	85.74436	75,515,061.00
Shares	VALE3	J.P. Morgan CCVM SA	Buy	01/14/22	795,800	83.94114	66,800,356.00
Shares	VALE3	Citigroup Global Markets Brasil CCTVM S/A	Buy	01/19/22	909,500	88.31628	80,323,653.00
Ending balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE3				89,138,483	1.74%	1.74%

Company: MBR S.A.
Beginning balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
ADS	VALE				0	0.00%	0.00%
Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
-	-	-	-	-	-	-	-
Ending balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
ADS	VALE				0	0.00%	0.00%

Purchases of equity securities by the issuer and affiliated purchasers on January 31, 2022

Company: Vale Holdings B.V.
Beginning balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE3				0	0.00%	0.00%
Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
-	-	-	-	-	-	-	-
Ending balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE3				0	0.00%	0.00%

Company: Vale Holdings B.V.
Beginning balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
ADS	VALE				68,711,870	1.34%	1.34%
Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
ADS	VALE	Bradesco Securities Inc	Buy	01/03/22	760,000	13.93552	59,636,849.29
ADS	VALE	XP Investments US	Buy	01/05/22	700,000	13.72846	54,419,065.33
ADS	VALE	XP Investments US	Buy	01/07/22	600,000	14.53335	49,488,666.45
ADS	VALE	Bradesco Securities Inc	Buy	01/10/22	660,600	14.63829	54,864,025.84
ADS	VALE	Bradesco Securities Inc	Buy	01/12/22	909,800	15.47927	78,317,206.37
ADS	VALE	Bradesco Securities Inc	Buy	01/14/22	867,100	15.22030	73,046,982.40
ADS	VALE	Bradesco Securities Inc	Buy	01/19/22	818,000	16.18467	72,785,706.32
ADS	VALE	Bradesco Securities Inc	Buy	01/21/22	970,000	15.73265	83,019,579.73
ADS	VALE	XP Investments US	Buy	01/24/22	900,000	15.11433	74,693,503.39
ADS	VALE	XP Investments US	Buy	01/26/22	1,030,000	15.66435	87,647,848.00
Ending balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
ADS	VALE				76,927,370	1.50%	1.50%

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: February 10, 2022		Head of Investor Relations